Exhibit 99.1

Telesat announces changes to Board of Directors

OTTAWA, CANADA – July 9, 2026 – Telesat Corporation (Nasdaq and TSX: TSAT) (“Telesat”), one of the world’s largest and most innovative satellite operators, today announced that Ralph (Cody) Kittle, a nominee of MHR Fund Management LLC (“MHR”), has been appointed to its Board of Directors. Mr. Kittle succeeds Michael Targoff, a previous MHR nominee.

Mr. Kittle is the Founder and CEO of RenWave Kore, a private equity firm with more than $1.5 billion in assets under management. Prior to founding RenWave Kore, Mr. Kittle was a Portfolio Manager at Elliott Management and served on the boards of numerous portfolio companies. He currently serves on the board of Freddie Mac, where he chairs the Audit Committee.

“We are pleased to welcome Cody to the Telesat Board. His experience in investment management, combined with his service on numerous public and private company boards, will bring valuable perspectives to the board,” stated Mark Rachesky, Chair of Telesat’s Board of Directors. “Mr. Targoff served with distinction on the Telesat Board of Directors for nearly 19 years. We are deeply grateful for his dedication to the company and his valuable contributions and insights throughout his tenure.”

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

Monique Scotti

pr@telesat.com